

May 26, 2011

Via Facsimile and U.S. Mail

Mr. John G. Robertson
Chief Executive Officer
REGI U.S., Inc.
#240 – 11780 Hammersmith Way
Richmond, BC, Canada   V7A 5A9

> **Re: REGI U.S., Inc.**
> **Form 10-K for fiscal year ended April 30, 2010**
> **Filed July 30, 2010**
> **Form 10-Q for the quarterly period ended January 31, 2011**
> **File No. 0-23920**

Dear Mr. Robertson:

We have reviewed your response letter dated May 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended April 30, 2010

General

1.   We note your response to prior comment 1. Please tell us in greater detail about the circumstances in which you issued the shares to Rand Energy Group in 1992 and advances from related parties to you since you issued the shares. For example:

- Please tell us the number of your common shares issued to Rand Energy Group in 1992 and at any subsequent time, the exemption from registration that you relied on when you issued the shares and your relationship to Rand Energy Group when you issued the shares in 1992. Please provide similar information with respect to any transactions between you and Reg Technologies.

- Please provide us a table that sets forth by year since the issuance in 1992 the number of your common shares sold by Rand Energy Group and Reg Technologies, the proceeds received from the sale of the shares and the amount of advances to you from the proceeds of that sale.

- To the extent Rand Energy Group since 1992 transferred shares to other companies who then sold your common shares and advanced monies to you from the proceeds, provide us a table that identifies the companies and explains their relationship to you. Also, the table should set forth by year the amount of your common shares sold by the companies, the proceeds received from the sale of the shares and the amount of the advances to you from the companies.

- To the extent Rand Energy Group or the entity that received the transferred shares from Rand Energy Group issued other securities, such as units or warrants to purchase your common stock, provide us a table that sets forth by year from 1992 the amount of securities sold, the proceeds from the sale of the securities and the amount of the advances to you from the companies.

Certain of the Company's directors and officers are also directors and/or officers, page 15

2.   We note your response to prior comment 3. In future filings, please disclose the amount of time that each officer devotes to your company.

Properties, page 17

3.   We note your response to prior comment 3. In future filings, please expand this section to provide disclosure that will reasonably inform investors of the suitability, adequacy, productive capacity and extent of utilization of the facilities.   For example, we note that you have the same business address as all three companies mentioned in your response to prior comment 3. It also appears from publicly available information that several other companies also share that address.

Business Experience, Principal Occupation of Directors and Executive Officers, page 26

4.   We note your response to the last sentence of prior comment 2. Please tell us how:

- You confirmed the accuracy of your disclosure required by Item 401(d) of Regulation S-K concerning the relationship between Thomas Robertson and John Robertson. It appears from publicly available information that John Robertson is the father of Thomas Robertson.

- You confirmed the accuracy of your disclosure required by Item 401(e)(2) of Regulation S-K as it applies to your officers and directors. In this regard, it appears from publicly available information that your disclosure here omits numerous other companies with which they are currently affiliated.

5.   In future filings, provide the disclosure required by Item 401(c) of Regulation S-K concerning Mr. Robert Grisar. We note your May 18, 2011 press release that Mr. Grisar is your vice president of engineering.

Audit Committee, page 28

6.   In future filings, please disclose your response to prior comment 5.

Executive Compensation, page 30

7.   Please confirm our understanding of your response to prior comment 6 that the disclosure you provide in this section of applicable future filings will be that which is required by Item 402 of Regulation S-K.

Related Parties, page 39

8.   We note your response to prior comment 7. In future filings:

- Please clarify that you do not have written agreements regarding related party advances.

- Please disclose when you received the advances from each related party and when you repaid the advances. Also, quantify the amounts of the advances and repayments.

- To the extent you identify related party transactions, identify by name the related party, including the identity of each related party who advances you funds.

Form 10-Q for the quarterly period ended January 31, 2011

9.   It appears some of your disclosure is identical to disclosure provided in previous filings. For example, we note:

- The disclosure in the fourth paragraph of Item 2 of your Form 10-Q for the quarterly period ended January 31, 2011 that during the next 12 months you are "committed to expend an aggregate of $625,000 for research and development activities" is identical to disclosure in the fourth paragraph of Item 2 of your Form 10-Q for the quarterly period ended July 31, 2010. However, you disclose in your most recent Form 10-Q that you have research and development expenses of $23,982 for the three months ended January 31, 2011.

- The disclosure in the fifth paragraph of Item 2 of your Form 10-Q for the quarterly period ended January 31, 2011 that for the next 12 months general and administrative expenses are "expected to be $53,000 per month" is identical to disclosure in the fourth paragraph of Item 2 of your Form 10-Q for the quarterly period ended July 31, 2010. However, you disclose in your most recent Form 10-Q that you have general and administrative expenses of $84,578 for the three months ended January 31, 2011.

Please provide updated disclosure, including an update of the status of the development of your product such as that contained in the press release dated May 18, 2011 on your web site.

Item 4. Controls and Procedures, page 4

– (b) Management's Report on Internal Control over Financial Reporting, page 5

10.   We note your response to prior comment 12 and that management did not perform an assessment on the effectiveness of your internal controls over financial reporting as of July 31 and October 31, 2010. Please amend each of these Forms 10-Q to remove the language regarding management's evaluation of internal control over financial reporting.

11.   Further to the above, we note that you disclose management's conclusions on the effectiveness of your internal control over financial reporting as of January 31, 2011. Similar to our prior comment 12, please tell us if management performed an assessment on the effectiveness of your internal control over financial reporting as of January 31, 2011. If not, please amend the filing to remove the language regarding management's evaluation of internal control over financial reporting.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney at (202) 551-3602 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief